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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                       SECTION 14(D)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                GIANT FOOD INC.
                           (NAME OF SUBJECT COMPANY)

                              THE 1224 CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

               CLASS A COMMON STOCK (NON-VOTING), $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   374478105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            SAMUEL P. KASTNER, ESQ.
                          GINSBURG, FELDMAN AND BRESS
                         1250 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 637-9164
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                PRELIMINARY NOTE

     The person filing this statement has been advised that the following development occurred after execution of the Stock Purchase Agreement discussed herein and substantial completion of this statement:

          On May 19, 1998, Mr. van der Hoeven, the President and Chief Executive Officer of the Purchaser, telephoned Lord Sainsbury of J Sainsbury plc, the owner of the Company's Class AL Shares, and informed him that the Purchaser would later that day announce its agreement to acquire the Class AC Shares and its Offer for the Class A Shares even if Sainsbury did not expect to participate in the Offer or otherwise sell its interest in the Company to the Purchaser. Lord Sainsbury informed Mr. van der Hoeven that Sainsbury would be willing to tender its Shares into the Offer if the Offer Price were increased to $43.50 and if the Purchaser would agree to pay $100 million for the Class AL Shares held by Sainsbury. Mr. van der Hoeven said that he would need to consult with the other members of the Executive Board of the Purchaser and its advisors. After discussing Lord Sainsbury's proposal with other members of the Executive Board and the Purchaser's financial and legal advisors, Mr. van der Hoeven called Lord Sainsbury and accepted his proposal. As a result of Sainsbury's agreement to participate in the transaction, the Purchaser increased the price to be paid for the Class AC Shares and pursuant to the Offer to $43.50 per share. The Purchaser also agreed to waive the 65% minimum tender condition.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Giant Food Inc., a Delaware corporation (the "Company."). The address of the Company's principal executive offices is 6300 Sheriff Road, Landover, Maryland 20785. The title of the class of equity securities to which this statement relates is the Company's Class A Common Stock (Non-Voting), par value $1.00 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zanstaad) (the "Purchaser"), to purchase for cash all of the outstanding Shares at a price of $43.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer"). If, before the Expiration Date of the Offer, the Purchaser or any of its affiliates acquires or enters into a binding agreement to acquire all of the shares of the Company's Class AL Common Stock, par value $1.00 per share (the "Class AL Shares"), the Offer Price of $43.00 per Share, net to the seller in cash, shall be increased to $43.50 per Share, net to the seller in cash. The Expiration Date is June 17, 1998, unless the Offer is extended. The Offer to Purchase states that the principal executive offices of the Purchaser are located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands.

     The Offer is being made pursuant to a Stock Purchase Agreement, dated as of May 19, 1998, between the Purchaser and The 1224 Corporation ("1224") (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, 1224 (i) has agreed to sell, and the Purchaser has agreed to purchase, all of the shares of the Company's Class AC Common Stock, par value $1.00 per share (the "Class AC Shares"), on the terms and subject to the conditions set forth in the Stock Purchase Agreement at a price per share equal to the Offer Price and (ii) has agreed to tender validly (and not to withdraw) pursuant to and in accordance with the terms of the Offer all of the Shares that are owned by it (which, as of the date hereof, is 500 Shares). 1224's obligation to sell and the Purchaser's obligation to purchase the Class AC Shares are conditioned upon the consummation of the Offer. The Certificate of Incorporation of 1224 provides that the Class AC Shares owned by it can only be sold as part of a transaction pursuant to which the holders of Shares are afforded the opportunity to participate in such sale on equal terms with 1224. Purchaser's obligation to purchase the Shares is subject to a number of conditions, including the condition of there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least 65% of the Shares outstanding on a fully diluted basis. The Stock Purchase Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The person filing this statement is 1224. 1224's business address is 6300 Sheriff Road, Landover, Maryland 20785.

     (b)(1) The Company currently has outstanding three classes of common stock:
(i) the Class AC Shares, (ii) the Class AL Shares and (iii) the Shares. All such classes of common stock have the same rights and privileges except that the Class AC Shares and the Class AL Shares have voting rights and the Shares have no voting rights. Each of the Class AC Shares and the Class AL Shares has 50% of the shareholder voting power. Currently there are outstanding 125,000 Class AC shares and 125,000 Class AL Shares.

     1224 is the record and beneficial owner of all of the outstanding Class AC Shares and 500 Shares. The Class AL Shares are owned indirectly by J Sainsbury plc, ("Sainsbury"). Pursuant to the Certificate of Incorporation of the Company, the Class AC Shares have the right to elect five of the nine directors of the Board of Directors of the Company, no more than two of whom may be full time employees of the Company, and the Class AL Shares have the right to elect four of the nine directors of the Board of Directors of the Company, no more than one of whom may be a full time employee of the Company.

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

     1224 was established and became the owner of the Class AC Shares pursuant to the Last Will and Testament of Israel Cohen, the former Chairman and Chief Executive Officer of Green and owner of the Class AC Shares who died in November, 1995. 1224 currently has outstanding two classes of common stock: (i) 125,000 shares of Non-Voting Class AN Common Stock, which are owned by the Naomi and Nehemiah Cohen Foundation, Inc. (the "Cohen Foundation"), which is the residuary beneficiary of Mr. Cohen's estate; and (ii) 500 shares of Voting Class AV Common Stock, of which 100 shares are held by each of the five directors and officers of 1224. The Certificate of Incorporation of 1224 provides that 1224 may sell or exchange all or substantially all of the Company's Class AC Shares only when and as authorized by the holders of 60% of the outstanding Voting Class AV of 1224 Common Stock and that no such sale or exchange may be made except as part of a transaction pursuant to which all the holders of the Shares are afforded the opportunity to participate in any such sale or exchange on equal terms with 1224 and no separate consideration is paid to any stockholder of 1224 as an inducement for the approval of such sale or exchange.

     The members of the Board of Directors of the Company who have been elected by the Class AC Shares are: Pete L. Manos, Alvin Dobbin, Constance M. Unseld, Peter F. O'Malley, and Raymond A. Mason. Mr. Manos is Chairman of the Board and the President and Chief Executive Officer of the Company. Mr. Dobbin was Executive Vice President and Chief Operating Officer of the Company until his retirement from those positions effective February 28, 1998. Mrs. Unseld and Messrs. O'Malley and Mason are not employees of the Company.

     Mrs. Unseld is the founder and operator of the Unselds' School, a state-accredited, independent school in Baltimore, Maryland, and serves as a member of the Board of Regents of the University of Maryland System. Mr. O'Malley is the founder and current counsel to the law firm of O'Malley, Miles, Nylen & Gilmore of Prince George's County, Maryland, which law firm provides legal services to the Company. Mr. Mason is the Chairman, President and Chief Executive Officer of Legg Mason, Inc., an investment banking firm which performs certain financial services for the Company. Since February 15, 1996, Mrs. Unseld and Messrs. O'Malley and Mason have served on the Strategic Planning Committee of the Company's Board of Directors (the "Special Committee") which was established on that date to review the effect upon the Company and the holders of the Shares of a transaction in which all of the stock or assets of the Company are acquired by a third party. Mr. O'Malley has served as the Chairman of the Special Committee. Mrs. Unseld and Mr. O'Malley are two of the three members of the Officers' Executive Compensation Committee of the Company's Board of Directors. During the Company's fiscal year ended February 28, 1998, directors of the Company who were not also employees received an annual fee of $35,000 and a fee of $250 for committee meetings attended.

     The following table identifies the directors and executive officers of 1224 and shows their positions, if any, as directors or executive officers of the
Company:

                NAME                         POSITION WITH 1224          POSITION WITH THE COMPANY
                ----                   ------------------------------  ------------------------------
Pete L. Manos........................  Chairman of the Board,          Chairman of the Board,
                                       President                       President and Chief Executive
                                                                       Officer
Alvin Dobbin.........................  Director, Vice President and    Director
                                       Treasurer
David W. Rutstein....................  Director, Vice President and    Senior Vice
                                       Treasurer                       President -- General Counsel,
                                                                       Chief Administrative Officer
                                                                       and Secretary
Roger D. Olson.......................  Director, Vice President,       Senior Vice President -- Labor
                                       Assistant Treasurer and         Relations and Personnel
                                       Assistant Secretary
Lillian Cohen Solomon................  Director, Vice President,       None
                                       Assistant Treasurer and
                                       Assistant Secretary

     Additional information with respect to contracts, agreements, arrangements and understandings between 1224 or its directors and executive officers and the Company or its directors and executive officers, including

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information relating to compensation by the Company of executive officers of the
Company who are also directors or executive officers of 1224 and ownership of Company securities, is set forth in Annex A hereto.

     (b)(2) On May 19, 1998, 1224 and the Purchaser entered into the Stock Purchase Agreement. The Stock Purchase Agreement provides that, subject to its terms and conditions, Purchaser will purchase from 1224, and 1224 will sell to Purchaser, all of the Class AC Shares at a purchase price of $43.00 per share, and that Purchaser will make a tender offer for all the outstanding Shares at a price per Share equal to the per share price to be paid to 1224 for the Class AC Shares. If, before the Expiration Date of the Offer, the Purchaser or any of its affiliates acquires or enters into a binding agreement to acquire all of the Class AL Shares, the Offer Price of $43.00 per Share, net to the seller in cash, shall be increased to $43.50 per Share, net to the seller in cash. 1224's obligation to sell and the Purchaser's obligation to purchase the Class AC Shares are conditioned upon the consummation of the Offer. The Purchaser's obligation to purchase the Shares is subject to a number of conditions, including the condition of there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least 65% of the Shares outstanding on a fully diluted basis.

     1224 has been advised that the Special Committee of the Board of Directors of the Company, at a meeting held on May 18, 1998, unanimously determined that the Offer is fair to, and in the best interests of, the holders of the Shares and unanimously recommended to the Board of Directors of the Company that it recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. As of the date hereof, the full Board of Directors of the Company has not reviewed the Offer and has not taken a position with respect to the Offer. 1224 has been advised that five of the nine directors of the Company intend to vote to approve the Offer and recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

     STOCK PURCHASE AGREEMENT. The following is a summary of the material terms of the Stock Purchase Agreement. The summary is qualified in its entirety by reference to the full text of the Stock Purchase Agreement which has been filed as Exhibit 1 hereto and which is incorporated herein by reference.

     The Offer. The Stock Purchase Agreement provides that, subject to the terms and conditions thereof, the Purchaser will commence the Offer and that the obligation of the Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in the Stock Purchase Agreement, which are described in Section 14 of the Offer to Purchase. As one of those conditions, each person who has been elected by 1224 to the Board of Directors of the Company shall have either resigned or been removed. If any such director has not so resigned or been removed, the Purchaser plans to, in accordance with the provisions of the Certificate of Incorporation and By-Laws of the Company and the General Corporation Law of the State of Delaware (the "DGCL"), remove such director. The Purchaser plans to replace the directors who were elected by 1224 and replace them with directors to be elected by the Purchaser. The Purchaser may waive any of the conditions described in Section 14 of the Offer to Purchase.

     The Purchaser reserves the right to modify the terms of the Offer, including, without limitation, to extend the Offer beyond any scheduled expiration date, except that, without the consent of 1224, the Purchaser will not reduce the number of Shares sought in the Offer, reduce the Offer Price, modify or add to the conditions of the Offer described in Section 14 of the Offer to Purchase in a manner that is materially adverse to the holders of the Shares or change the form of consideration payable in the Offer. If the Purchaser or any of its affiliates acquires or enters into a binding agreement to acquire all of the Class AL Shares before the Expiration Date, the Offer Price of $43.00 per Share, net to the seller in cash shall be increased to $43.50 per Share, net to the seller in cash, without interest thereon. Subject to the terms and conditions set forth in the Stock Purchase Agreement (including the rights to terminate, extend or modify the Offer) and the terms and conditions of the Offer, the Purchaser agrees to use its best efforts to consummate the Offer as soon as legally permissible.

     In the Stock Purchase Agreement, 1224 represented that Wasserstein Perella & Co., Inc. ("Wasserstein") has delivered to the Special Committee its opinion that the consideration to be received by the holders

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

of Shares pursuant to the Offer is fair, from a financial point of view, to holders of Shares, subject to the assumptions and qualifications contained in such opinion.

     Interim Operations. (a) The Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the date that the Class AC Shares are purchased in accordance with the terms and provisions of the Stock Purchase Agreement and the Shares are purchased pursuant to the Offer (collectively the "Closing Date"), except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall not vote the Class AC Shares in favor of any action that would cause, or that is part of a transaction that would cause, (ii) shall cause the directors of the Company who are also directors of 1224 not to vote in favor of any action that would cause, or that is a part of a transaction that would cause, and (iii) shall otherwise use its reasonable best efforts to cause the Company and each of its subsidiaries not to take any action that would cause, any of the representations or warranties with respect to the Company set forth in the Stock Purchase Agreement to be untrue or incorrect. (b) In addition, the Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the Closing Date, except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall vote the Class AC Shares in favor of any action that would cause, or that is part of a transaction that would cause, (ii) shall cause the directors of the Company who are also directors of 1224 to vote in favor of any action that would cause, or that is a part of a transaction that would cause, and (iii) shall otherwise use its reasonable best efforts to cause, in each case, the Company and each of its subsidiaries to do the following: (A) conduct their respective operations only according to their ordinary and usual course of business consistent with past practice; and (B) use their best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, landlords, joint venture partners, employees, agents and others having business relationships with them.
(c) In addition, the Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the Closing Date, except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall not vote the Class AC Shares in favor of, and shall affirmatively vote the Class AC Shares against, any action that would cause, or that is part of a transaction that would cause, (ii) shall cause the directors of the Company who are also directors of 1224 not to vote in favor of, and to affirmatively vote against, any action that would cause, or that is a part of a transaction that would cause, and (iii) shall otherwise use its reasonable best efforts to cause, in each case, the Company and each of its subsidiaries not to do any of the following: (A) make any change in or amendment to the Certificate of Incorporation or By-Laws (or comparable governing documents) of the Company or any subsidiary, (B) issue, sell or acquire any shares of its capital stock (other than in connection with the exercise of all the stock options and other rights to purchase Shares outstanding on the date hereof) or any of its other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure, (C) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, (D) declare, pay, set aside or make any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire any shares of its capital stock or its other securities, other than dividends and distributions by a direct or indirect wholly-owned subsidiary to its parent and regular annual cash dividends by the Company on its capital stock in an amount not in excess of $0.80 per share per fiscal annum at the same time such dividends are customarily declared and paid, (E) (1) except as set forth in the Stock Purchase Agreement, enter into any contract or commitment with respect to
(x) any individual capital expenditure in excess of $7,500,000 in the case of certain budgeted capital expenditures or $2,000,000 in the case of unbudgeted capital expenditures or (y) capital expenditures that in the aggregate exceed $40,000,000 in any thirteen week period, (2) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business or division thereof, or (3) enter into, amend, modify, supplement or cancel any other material contract, (F) acquire a material amount of assets or securities or release or relinquish any material contract rights other than in the ordinary course of business in accordance with past practice and the Company's short term

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investment program, (G) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Stock Purchase Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining (except for the termination of certain collective bargaining agreements which will expire in accordance with their terms prior to the Closing Date), bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers, employees or former employees and/or directors, (H) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets or incur or modify any indebtedness or other liability or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person or, other than in the ordinary course of business consistent with past practice, make any loan or other extension of credit, (I) agree to the settlement of any material claim or litigation (including, but not limited to any claim or litigation in respect of or related to any environmental law), (J) make any material tax election or settle or compromise any material tax liability, (K) permit any insurance policy naming it as beneficiary or a loss payable payee to be canceled without notice to the Purchaser unless (1) such insurance policy is immediately replaced, with no gaps or lapses in coverage, with an insurance policy issued by a financially sound and reputable insurance company in at least such amounts and against at least such risks as the canceled policy or (2) such cancellation would not have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"), (L) make any material change in its method of accounting, (M) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary, (N) take any action, including, without limitation, the adoption of any stockholder rights plan or amendments to its Certificate of Incorporation (or other organizational or governing documents), which would, directly or indirectly, restrict or impair the ability of the Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company that may be acquired or controlled by the Purchaser or permit any stockholder to acquire securities of the Company on a basis not available to the Purchaser in the event that the Purchaser were to acquire securities of the Company, or (O) agree, in writing or otherwise, to take any of the foregoing actions.

     No Solicitation. The Stock Purchase Agreement provides that 1224 and each of its officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants, agents or advisors (collectively "Agents") shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any purchase of the Class AC Shares or any Acquisition Proposal (as defined below). 1224 shall not, directly or indirectly, take (and 1224 shall not authorize or permit its Agents to so take) any action to (i) encourage, solicit or initiate the making of any offer to purchase the Class AC Shares or any Acquisition Proposal, (ii) enter into any agreement with respect to any offer to purchase the Class AC Shares or any Acquisition Proposal, or (iii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any offer to purchase the Class AC Shares or any Acquisition Proposal. For purposes of this Section, "Acquisition Proposal" shall mean any inquiry, proposal or offer from any person (other than the Purchaser) relating to any direct or indirect acquisition or purchase of all or any of the Class AC Shares, of a substantial amount of assets of the Company or any of its subsidiaries or of more than 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 10% of any other class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the

Company or any of its subsidiaries, other than the transactions contemplated hereby, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or which would reasonably be expected to dilute materially the benefits to the Purchaser of the transactions contemplated hereby. (b) In addition, the Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the Closing Date, except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall use its reasonable best efforts to cause (A) the Company and its Agents immediately to cease any discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal and (B) the Company and its subsidiaries not to take, directly or indirectly, (and the Company not to authorize or permit its or its subsidiaries' Agents to take) any action to (1) encourage, solicit or initiate the making of any Acquisition Proposal, (2) enter into any agreement with respect to any Acquisition Proposal, or (3) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any Person (other than the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) shall not vote the Class AC Shares in favor of any Acquisition Proposal, (iii) shall cause the directors of the Company who are also directors of 1224 not to vote to approve or recommend, or propose to approve or recommend, any Acquisition Proposal or in favor of the Company entering into any agreement with respect to any Acquisition Proposal, and (iv) shall otherwise use its reasonable best efforts to cause the Board of Directors of the Company not to approve, recommend or propose to approve or recommend any Acquisition Proposal or the entering into by the Company of any Acquisition Proposal. (c) The Stock Purchase Agreement provides that 1224 shall, or shall use its reasonable best efforts to cause the Company to, advise the Purchaser of any request for information or of any offer to purchase the Class AC Shares or any Acquisition Proposal, or any inquiry or proposal with respect to any offer to purchase the Class AC Shares or any Acquisition Proposal, the material terms and conditions of such request, offer or Acquisition Proposal and of any changes thereto, and the identity of the entity or person making any such inquiry or proposal.

     Directors' and Officers' Insurance and Indemnification. The Purchaser has agreed in the Stock Purchase Agreement that for a period of six years from the Closing Date, the Purchaser shall cause the directors of the Company elected by the Purchaser to the Board of Directors of the Company not to vote to, and shall otherwise use its reasonable best efforts to cause the Company not to, amend, repeal or otherwise modify the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of the Stock Purchase Agreement in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Closing Date were directors, officers, employees or agents of the Company, unless such modification is required by law. In addition, the Stock Purchase Agreement provides that for a period of three years from the Closing Date, the Purchaser (i) shall cause the directors of the Company elected by the Purchaser to the Board of Directors of the Company to vote to, and shall otherwise use its reasonable best efforts to cause the Company to, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Stock Purchase Agreement by the Company's directors' and officers' liability insurance policy (the "Indemnified Parties"); provided, however, that in no event shall the Company be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which 1224 has represented to be $200,160 for the most recent twelve month period, provided further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further that the Company may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Closing Date or, alternatively, (ii) shall cause the Purchaser's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Stock Purchase Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

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

     Compensation and Benefits. The Stock Purchase Agreement states that the Purchaser currently intends that, during the period commencing at the Closing Date and ending on December 31, 1999, the active employees of the Company and its subsidiaries who are not covered by collective bargaining agreements ("Non-Union Employees") will be provided with employee benefits (other than stock option and other non-tax-qualified plans or arrangements involving the potential issuance of securities of the Company or of the Purchaser) which are in the aggregate not materially less favorable to those currently provided by the Company and its subsidiaries to such Non-Union Employees; provided, that (i) the covenants contained in this paragraph shall only be effective to the extent permitted under laws and regulations in force from time to time, and (ii) the Purchaser reserves the right to review all employee benefit plans and arrangements of the Company after the Closing Date and to make such changes of an administrative or investment management nature as it, in its discretion, deems appropriate. Notwithstanding the foregoing, Non-Union Employees who are currently accruing benefits under Section 3.8 of Article III and Article VI of the Giant Food Inc. Excess Benefit Savings Plan (the "EBS Plan") at the Closing Date shall continue to participate in the EBS Plan and to accrue benefits under those provisions at the same accrual rates in effect on the Closing Date. The preceding sentence shall not apply to any other benefits under the EBS Plan including, without limitation, benefits under Article IV therein. Non-Union Employees who meet the minimum eligibility requirements under the stock option plans maintained by the Purchaser after the Closing Date shall be eligible to be granted stock options thereunder in accordance with the terms of such plans.

     Options. Pursuant to the Stock Purchase Agreement, prior to the Closing Date, 1224 will cause appropriate resolutions to be voted on by the Board of Directors of the Company (or, if appropriate, any committee thereof), shall cause the directors of the Company who are also directors of 1224 to vote in favor of the adoption of such resolutions and shall otherwise use its reasonable best efforts to cause such resolutions to be adopted, and use its reasonable best efforts to take all other actions necessary including, but not limited to, using its reasonable best efforts to cause the Company to obtain the consent and release of all of the holders of all the outstanding stock options and other rights to purchase Shares (the "Options") heretofore granted under any stock option plan of the Company or otherwise (the "Stock Plans"), to (i) provide for the cancellation, effective at the Closing Date, subject to the payment provided for in the next sentence being made, of all Options, (ii) terminate, as of the Closing Date, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary (collectively with the Stock Plans, referred to as the "Stock Incentive Plans") with respect to any interest in the capital stock of the Company and (iii) amend, as of the Closing Date, the provisions in any other Employee Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company to provide no continuing rights to acquire, hold, transfer or grant any capital stock of the Company or any interest in the capital stock of the Company (other than in respect of cash payments through the Offer). Immediately prior to the Closing Date, each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash, subject to any applicable withholding taxes (the "Cash Payment"), at the Closing Date, equal to the product of (x) the total number of Shares subject to such Option, whether or not then vested or exercisable and (y) the excess of the Offer Price over the exercise price per Share subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Closing Date. Incident to the foregoing, any then outstanding stock appreciation rights or limited stock appreciation rights shall be canceled immediately prior to the Closing Date without any payment therefor. In addition, the Stock Purchase Agreement provides that 1224 shall use its reasonable best efforts to cause the Company to take all steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than the Purchaser or its affiliates, to own any capital stock of the Company or any of its subsidiaries or to receive any payment in respect thereof. Notwithstanding any other provision of this paragraph to the contrary, payment of the Cash Payment may be withheld with respect to any Option until necessary consents and releases are obtained.

     Agreement to Use Best Efforts. Pursuant to the Stock Purchase Agreement and subject to the terms and conditions thereof, each of the Purchaser and 1224 shall, and 1224 shall use its reasonable best efforts to cause the Company to, with respect to matters within their respective control, cooperate and use their respective best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all reasonable things necessary and proper under applicable law to consummate the transactions contemplated by the Stock Purchase Agreement as promptly as practicable, (ii) obtain from any governmental authority, regulatory organization or other instrumentality or agency or any other third party any licenses, permits, consents, waivers, approvals, authorizations, qualifications, or orders required to be obtained or made by the Company, the Purchaser or 1224 or any of their subsidiaries in connection with the authorization, execution and delivery of the Stock Purchase Agreement and the consummation of the transactions contemplated therein, and (iii) as promptly as practicable, make, or cause to be made, all filings necessary, proper or advisable with respect to the Stock Purchase Agreement and the transactions contemplated therein under (x) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any related governmental request thereunder, and (y) any other applicable laws or regulations; provided, however, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of the Purchaser. In addition, the Stock Purchase Agreement provides that the Purchaser and 1224 shall, and 1224 shall use its reasonable best efforts to cause the Company to, cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Purchaser and 1224 shall, and 1224 shall use its reasonable best efforts to cause the Company to, use their respective best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Stock Purchase Agreement. Notwithstanding anything to the contrary in this paragraph, none of the Purchaser, 1224 or the Company or any of their respective subsidiaries shall be required to sell or otherwise dispose of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or business of the Purchaser, 1224, the Company or any of their affiliates or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date hereof, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole.

     Representations and Warranties. In the Stock Purchase Agreement, 1224 has made customary representations and warranties to the Purchaser with respect to, among other things, its organization, corporate authority, ownership of Class AC Shares and consents and approvals. In addition, in the Stock Purchase Agreement, 1224 has made customary representations and warranties to the best of its knowledge to the Purchaser with respect to, among other things, the Company's organization, corporate authority, capitalization, consent and approvals, financial statements, public filings, the absence of any material adverse changes in the Company since February 23, 1997, compliance with laws, employee benefit plans, undisclosed liabilities and litigation, taxes, intellectual property, environmental matters, labor relations, vote required, stockholder rights plan and opinion of financial advisor.

     Termination. The Stock Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned by the Purchaser, on the one hand, or 1224, on the other hand, if any condition to the completion of the transactions contemplated thereby is not fulfilled on or prior to December 31, 1998.

     Payment of Certain Fees and Expenses Upon Termination. Except as provided in the next succeeding sentence, all expenses incurred in connection with the Stock Purchase Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such expenses. If (i) the transactions contemplated by the Stock Purchase Agreement are not consummated due to a material breach of the representations or warranties of 1224 or a material failure by 1224 to fulfill a covenant or agreement

(other than in respect of a breach of the covenant specified under the heading "No Solicitation" above) or due to (x) the occurrence of any of the events set forth in subparagraph (iii)(e) of Section 14 of the Offer to Purchase or (y) the occurrence of any of the events set forth in subparagraph (iii)(g) or (h) of
Section 14 of the Offer to Purchase (other than in respect of a breach of the covenant specified under the heading "No Solicitation" above) and (ii) 1224 sells all or any portion of the Class AC Shares and/or the Shares within two years from the date of the Stock Purchase Agreement then in any such case 1224 shall pay to the Purchaser, in lieu of reimbursement of the Purchaser's out-of-pocket expenses, $2,500,000 or such lesser amount as 1224 shall receive in the aggregate from all sales of the Class AC Shares and Shares during such two year period, such amount to be paid by or on behalf of 1224 in same day funds within two business days after each sale of the Class AC Shares and/or Shares until the amount so received by the Purchaser equals $2,500,000. If (i) the transactions contemplated by the Stock Purchase Agreement are not consummated due to a breach of the covenant specified under the heading "No Solicitation" above or due to (1) the occurrence of any of the events set forth in subparagraph (iii)(f) of Section 14 of the Offer to Purchase or (2) the occurrence of any of the events set forth in subparagraph (iii)(g) or (h) of
Section 14 of the Offer to Purchase (but only in respect of a breach of the covenant specified under the heading "No Solicitation" above), and (ii) 1224 sells all or any portion of the Class AC Shares or the Shares within two years from the date of the Stock Purchase Agreement then in any such case, as a condition to such sale, 1224 shall pay or cause to be paid to the Purchaser $10,000,000, such amount to be paid by or on behalf of 1224 in same day funds within two business days after the first such sale of the Class AC Shares and/or Shares.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) BACKGROUND AND RECOMMENDATION.

     Following the death of Israel Cohen on November 22, 1995 and the organization of 1224 shortly thereafter, the officers of 1224 began discussions regarding procedures for ascertaining and achieving the best interests of the Company and the holders of the Shares and the Class AC Shares. On January 31, 1996, 1224 engaged PaineWebber Incorporated ("PaineWebber") as its financial advisor to conduct an initial investment advisory study and make recommendations regarding strategic and financial alternatives available to 1224 and the Company. After reviewing PaineWebber's report and recommendations, the directors of 1224 informed the Board of Directors of the Company that 1224 was contemplating a sale of the Class AC Shares.

     At a meeting held on February 15, 1996, the Company's Board of Directors unanimously established a Strategic Planning Committee (the "Special Committee") comprised of directors who had been elected by 1224 but who were not officers or directors of 1224 and were not employees of the Company (Peter F. O'Malley, Esq., Constance M. Unseld and Raymond A. Mason) to review the effect upon the Company and the holders of the Shares of a third party acquisition of the stock or assets of the Company. The Company's Board of Directors authorized the Special Committee to retain professional advisors who would be responsible to the Special Committee but whose compensation would be paid by the Company. The Board of Directors also unanimously approved the payment by the Company of the initial compensation due from 1224 to PaineWebber and the legal fees incurred by 1224 in the course of its organization and its acquisition of the Class AC Shares. The Special Committee retained Wasserstein Perella & Co. ("Wasserstein") on an exclusive basis as its financial and strategic advisor and to provide certain financial advisory and investment banking services.

     On April 18, 1996, 1224 engaged PaineWebber to act as exclusive financial advisor to 1224 in connection with any proposed sale by 1224 of all of the Class AC Shares and to advise and assist 1224 in identifying potential purchasers. In April, May and early June, 1996, 1224 and Sainsbury discussed a purchase by Sainsbury of the Class AC Shares and the Shares. On June 6, Sainsbury advised 1224 that it wished to delay further discussions. On August 6, 1996, Sainsbury purchased 2,000,000 Shares from the Israel Cohen Estate at a price of $31.00 per share, plus a "price protection" clause under which the Estate would receive any price increment if Sainsbury were to acquire the Class AC Shares within the next four years.

     On March 5, 1997, 1224 decided to revive active consideration of its options regarding the Class AC Shares. On March 10, 1997, a representative of PaineWebber Incorporated ("PaineWebber"), the financial advisor to 1224, contacted the Purchaser to inquire whether the Purchaser would be interested in acquiring the Class AC Shares and the Shares and was informed that the Purchaser would be interested in an acquisition of all of the capital stock in the Company. On May 3, 1997, Alvin Dobbin, then the Executive Vice President of the Company and the Vice President and Treasurer of 1224, Cees H. van der Hoeven, the President and Chief Executive Officer of the Purchaser, and Robert G. Tobin, then Chief Executive Officer of The Stop & Shop Companies, Inc., a subsidiary of the Purchaser, met while attending an industry conference and discussed the interest of the Purchaser in an acquisition of the Company. Subsequently, Mr. Tobin and Pete L. Manos, the Chairman of the Board, President and Chief Executive Officer of the Company and the Chairman of the Board and President of 1224, had occasional telephone conversations regarding such possible acquisition.

     On October 10, 1997, Mr. Tobin and Mr. Manos met and each expressed interest in considering a transaction at some point in the future. On October 29, 1997, Mr. Manos telephoned Mr. Tobin to inform him that 1224 was prepared to enter into active negotiations with the Purchaser. As a result, a meeting was arranged in November among Mr. van der Hoeven, Mr. Tobin, Robert Zwartendijk, an Executive Vice President of the Purchaser and the Chief Executive Officer of Ahold U.S.A., Inc., and Mr. Manos to discuss a possible acquisition by the Purchaser. At such meeting, Mr. van der Hoeven expressed the Purchaser's continued interest in such an acquisition but only if it included the acquisition of the Class AL Shares owned by Sainsbury and requested that 1224 inquire whether Sainsbury would be willing to sell the Class AL Shares to the Purchaser. At a meeting on December 4, 1997, 1224 advised Sainsbury of its discussions with the Purchaser, and Sainsbury stated that it would not sell its Class AL Shares and that it was interested in reviving earlier discussions concerning a purchase by it of the Class AC Shares and the Shares by May or June of 1998.

     During December 1997 and January 1998, representatives of the Purchaser and 1224 had telephone conversations regarding possible acquisition structures. On January 19, 1998, while attending another industry conference, Mr. van der Hoeven, Mr. Zwartendijk and Mr. Tobin met with Mr. Manos to discuss further a possible acquisition transaction. As a result of this meeting and subsequent telephone conversations among representatives of 1224 and the Purchaser, a meeting was held on January 28, 1998, among Paul J. Butzelaar, the Senior Vice President and General Counsel of the Purchaser, David W. Rutstein, the Senior Vice President -- General Counsel of the Company and a Vice President of 1224, representatives of PaineWebber and legal advisors to the Purchaser, 1224 and the Special Committee. At this meeting the legal structure of, the documentation required for and other aspects of a possible transaction were discussed. Mr. Butzelaar stated that any acquisition by the Purchaser of the Class AC Shares from 1224 would be conditioned upon the Purchaser's acquisition of the Class AL Shares. Subsequent to such meeting, Messrs. Butzelaar and Rutstein had several conversations further addressing the issues raised at the January 28 meeting.

     On February 2, 1998, a confidentiality agreement was entered into by the Purchaser and 1224. Subsequent thereto, representatives of the Purchaser conducted due diligence with respect to certain matters. In addition, during February further meetings were held among Mr. Butzelaar, Mr. Rutstein, the legal advisors to the Purchasers and the financial and legal advisors to 1224 and the Special Committee at which the structure of the transaction and other issues were discussed. On March 26, a meeting was held among the representatives of the Purchaser, 1224 and the Special Committee to discuss the drafts of a proposed stock purchase agreement and exclusivity agreement, each to be entered into between the Purchaser and 1224, and a proposed merger agreement to be entered into between the Purchaser and the Company that had previously been distributed by the Purchaser's legal advisors.

     Subsequent to such meeting, representatives of PaineWebber, Wasserstein and Merrill Lynch had several conversations regarding the transaction. At a meeting on March 31, 1998, representatives of Merrill Lynch indicated to representatives of PaineWebber and Wasserstein that the Purchaser would be willing to offer $41.25 for the Class AC Shares and the Shares, subject to the condition that the Purchaser is able to acquire the Class AL Shares from Sainsbury. The representatives of PaineWebber and Wasserstein stated that they believed their clients would not accept such an offer. On April 7, 1998, representatives of Merrill Lynch met with representatives of PaineWebber and Wasserstein, at which meeting PaineWebber and Wasserstein made a presentation regarding the Company's financial results, stock trading history, northern division and cost savings initiatives. On April 15, 1998, meetings were held between representatives of Sainsbury and the Chairman of the Special Committee and later that day between representatives of 1224 and Sainsbury at which Sainsbury advised that although it was content to maintain its current investment in the Company, it was unable and unwilling, based on the current market price of approximately $38.00 for the Shares, to purchase the Class AC Shares or any additional Shares.

     On April 27, 1998, the Purchaser and 1224 executed an exclusivity agreement pursuant to which 1224 agreed from the date of such agreement until May 31, 1998, not to solicit or encourage any proposal to acquire the Class AC Shares, any tender or exchange offer for the Company's common shares, or any merger or similar transaction involving the Company, except as otherwise specifically permitted thereby. Subsequently on such date, at a meeting among the financial advisors to the Purchaser, 1224 and the Special Committee, representatives of Merrill Lynch indicated that the Purchaser would be willing to increase the price it would pay for the Class AC Shares and the Shares to $41.75 per share. The financial advisors to 1224 and the Special Committee responded that such price was less than what 1224 and the Special Committee were willing to accept. On April 28, 1998, Mr. Zwartendijk proposed in a telephone call to Mr. Manos an increased offer price of $42.00 per share.

     On April 29, 1998, Messrs. Butzelaar and Rutstein, the legal advisors to the Purchaser, 1224 and the Special Committee and a representative of Merrill Lynch met to continue negotiation of the draft agreements. During a portion of such meeting, Mr. Manos and Mr. Zwartendijk participated by conference telephone. After some discussion between the parties, Mr. Zwartendijk and Mr. Manos agreed to a price of $43.50 per share for the Class AC Shares and the Class A Shares, but conditioned upon the Purchaser's acquisition of the Class AL Shares from Sainsbury and the approval by the Executive and Supervisory Boards of the Purchaser, the Board of Directors of 1224 and the Special Committee. It was agreed that Mr. van der Hoeven and Mr. Manos should separately call Lord David Sainsbury, the Chairman of Sainsbury, to arrange separate meetings with him to discuss an acquisition by the Purchaser of Sainsbury's interest in the Company. Subsequently, Mr. van der Hoeven and Mr. Manos separately called Lord Sainsbury and arranged separate meetings with him in London on May 5, 1998.

     On May 4, 1998, Mr. van der Hoeven met with Mr. Manos and Mr. Rutstein at an industry conference to discuss the upcoming meetings with Lord Sainsbury. At the May 5 meetings with Lord Sainsbury, Mr. van der Hoeven and Mr. Manos were each informed by Lord Sainsbury that Sainsbury was not interested in selling its interest in the Company to the Purchaser. After such meetings, Mr. van der Hoeven, Mr. Manos and Mr. Rutstein met and Mr. Manos asked Mr. van der Hoeven whether the Purchaser would be willing to drop its condition that it acquire the Class AL Shares. Mr. van der Hoeven indicated that he could not respond to such request without further discussions with the Purchaser's Executive Board and Supervisory Board.

     On May 12, Mr. Zwartendijk called Mr. Manos to inform him that the Supervisory Board of the Purchaser had authorized the Purchaser to proceed with an acquisition of the Class AC Shares and the Shares not conditioned upon its acquisition of the Class AL Shares from Sainsbury subject to approval of the final terms by the Executive Board of the Purchaser. In such call, Mr. Zwartendijk further informed Mr. Manos that the Purchaser was unwilling to pay the $43.50 per share price it would have been willing to pay if its obligation to purchase were conditioned on its acquisition of the Class AL Shares. In addition, Mr. Zwartendijk stated that the tender offer would need to be subject to a 70% minimum tender condition. Mr. Zwartendijk further informed Mr. Manos that if an agreement were reached between the parties it would have to be approved by the Executive Board of the Purchaser at a meeting scheduled to be held on Monday, May 18, 1998. Mr. Manos indicated that he would have to discuss Mr. Zwartendijk's proposal with the rest of the directors of 1224 and with the Special Committee.

     On May 13, 1998, Mr. Zwartendijk proposed to Mr. Manos a price of $43.00 per share and a 65% minimum tender condition, subject to approval, in the case of the Purchaser, by its Executive Board, and in the case of 1224, by its Board of Directors, as well as the Special Committee. On May 14, 1998, Mr. Manos phoned Mr. Zwartendijk and indicated that the $43.00 per share price would be acceptable if the Purchaser would agree that, if it were to acquire the Class AL Shares during the pendency of the tender offer, the price to be paid for the Class AC Shares and the Shares in the tender offer would be increased to $43.50. On Friday, May 15, Mr. Butzelaar informed Mr. Rutstein by telephone that Mr. Manos' proposal would be acceptable to the Purchaser.

     During the period from May 13 through May 18, 1998, the parties and their financial and legal advisors continued to negotiate the terms of the proposed stock purchase agreement.

     On May 18, 1998, the Board of Directors of 1224 reviewed the terms of the proposed Stock Purchase Agreement. PaineWebber made a presentation to the Board of Directors of 1224 and delivered its opinion that, as of that date and based upon its review and analysis and subject to the assumptions and qualification set forth therein, the $43.00 per share cash consideration to be received by 1224 for the Class AC Shares is fair to 1224 from a financial point of view. Upon consideration and discussion of such presentation and opinion and other information provided to it, the Board of Directors of 1224 (who are also the holders of all the outstanding voting shares of 1224) unanimously determined that the Purchaser's offer is fair to and in the best interests of 1224 and the holders of the Shares and approved the proposed Stock Purchase Agreement.

     On May 18, 1998, the Special Committee met to review the effect upon the Company and the holders of the Shares of the proposed Stock Purchase Agreement. Wasserstein made a presentation to the Special Committee and delivered its opinion that, as of that date and based upon its review and analysis and subject to the assumptions and qualifications contained therein, the $43.00 per share cash consideration to be received by the holders of the Shares pursuant to the Offer, is fair to such stockholders from a financial point of view. Upon consideration and discussion of such presentation and opinion and other information provided to it, the Special Committee unanimously determined that the Offer is fair to and in the best interests of the Company and the holders of the Shares and recommended to the Board of Directors of the Company that it recommend acceptance of the Offer by the holders of the Shares. 1224 advised the Purchaser of the action taken by the Special Committee. On the morning of May 19, the Purchaser and 1224 executed and delivered the Stock Purchase Agreement.

     1224 recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. A letter to stockholders of the Company communicating 1224's recommendation is filed herewith as Exhibit 5.

     (b) REASONS FOR RECOMMENDATION. In reaching its conclusion with respect to the Offer, the Board of Directors of 1224 considered a number of factors, including the following:

          (i) The Board of Directors of 1224 considered that the current per Share market price for the Shares reflects to a significant degree an anticipated takeover of the Company and that the cash offer price of $43.00 per Share (or $43.50 per Share if the Purchaser or any of its affiliates acquires or enters into a binding agreement to acquire all of the Class AL Shares before the Expiration Date) provided for in the Stock Purchase Agreement represents a substantial premium over the historical trading prices for the Shares.

          (ii) The Board of Directors of 1224 considered the written opinion of PaineWebber, delivered on May 18, 1998 that, as of that date and based upon its review and analysis and subject to the assumptions and qualifications set forth therein, the $43.00 per share cash consideration to be received by 1224 for the Class AC Shares is fair to 1224 from a financial point of view. A copy of the written opinion dated May 18, 1998 of PaineWebber, which sets forth the assumptions made, factors considered and scope of the review undertaken by PaineWebber, is attached hereto as Annex B and is incorporated herein by reference. Holders of Shares are urged to read the full text of such opinion.

          (iii) The Board of Directors of 1224 considered, in consultation with PaineWebber, that at a per Share price equal to or greater than the Offer Price the Company is not attractive for purchase in a leveraged buy-out or similar transaction and that the position of Sainsbury as the holder of the Class AL Shares significantly limits the attractiveness of the Class AC Shares and the Shares to any strategic buyers.

          (iv) The Board of Directors of 1224 considered that 1224's obligation to execute the Stock Purchase Agreement is dependent upon the determination by the Special Committee at its meeting held on May 18, 1998 that the Offer is fair to and in the best interests of the Company and the holders of the Shares and its recommendation that the Board of Directors of the Company recommend acceptance of the Offer by the holders of the Shares, which determination and recommendation by the Special Committee are in turn dependent on its receipt from its financial advisor, Wasserstein Perella & Co., Inc., of an opinion that the $43.00 per share cash consideration, as of the date of and subject to the assumptions and qualifications stated in the opinion, is fair to the holders of the Shares from a financial point of view.

          (v) The Board of Directors considered its familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy; the nature of its industry position; and its belief that the Company is facing increasing competition in both its primary and expansion territories which makes it advisable that the Company become part of and share the cost savings and efficiencies available to a larger organization such as the Purchaser.

          (vi) The Board of Directors considered the Purchaser's business reputation, its relationship with existing United States subsidiaries and its good relationship with their management and employees, and its ability to finance the acquisition.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On January 31, 1996, 1224 engaged PaineWebber to act as its financial advisor in evaluating potential strategic and financial alternatives available to 1224 and the Company concerning the Class AC Shares and the Shares. In consideration for such services, 1224 agreed to pay PaineWebber a fee of $50,000 and to reimburse PaineWebber for its reasonable out-of-pocket costs not exceeding $5,000. Pursuant to a resolution of the Company's Board of Directors dated July 11, 1996, the Company paid 1224 $55,000 in reimbursement for payments made by 1224 to PaineWebber.

     On April 18, 1996, 1224 engaged PaineWebber to act as exclusive financial advisor to 1224 in connection with any proposed sale by 1224 of all of the Class AC Shares, including to advise and assist 1224 in identifying potential purchasers. In consideration for such services, 1224 agreed to pay PaineWebber a fee of $250,000 for any fairness opinion requested by 1224 and rendered by PaineWebber (the "Opinion fee"), and, if during the course of such engagement or within 18 months thereafter the Company or 1224 entered into a definitive agreement resulting in a sale transaction involving a purchaser as to which PaineWebber advised 1224, a transaction fee of 0.25% of the purchase price payable at the closing of such transaction (the "Transaction fee"). The parties agreed that any Opinion fee paid to PaineWebber would be deducted from any Transaction fee to which PaineWebber is entitled. 1224 further agreed to reimburse PaineWebber for its reasonable out-of-pocket expenses not exceeding $25,000. In the Stock Purchase Agreement, 1224 has agreed to use its reasonable best efforts to cause the President of the Company to call a special meeting of the Board of Directors of the Company, in accordance with the Certificate of Incorporation and Bylaws of the Company and the provisions of the DGCL, for the purpose of considering the assumption by the Company of 1224's obligations to PaineWebber resulting from the purchase of the Class AC shares and the consummation of the Offer (the "PaineWebber Obligations"). 1224 further agreed to cause the directors of the Company who are also directors of 1224, and to use its reasonable best efforts to cause the other directors of the Company, not to abstain and to vote to approve the assumption by the Company of the PaineWebber Obligations.

     Neither 1224 nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Shares, except that officers of 1224 may contact such stockholders personally or by telephone on behalf of 1224.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of 1224, no transactions in Shares have been effected within the past 60 days by 1224 or by any executive officer, director or affiliate of 1224.

     (b) To the best knowledge of 1224, each of 1224's executive officers, directors and affiliates presently intends to tender all of the Shares which are held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary capacity and is subject to the instructions of some third party in respect of the Offer, as to which Shares, to 1224's knowledge, no determination has been made.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Not applicable.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  --   Copy of the Stock Purchase Agreement, dated as of May 19,
                1998, between Koninklijke Ahold N.V. and The 1224
                Corporation.
Exhibit 2  --   Form of Letter to the Company's Associates, dated May 19 ,
                1998, and Question and Answer Memoranda for such Associates.
Exhibit 3  --   Text of Speech of Pete L. Manos, President of The 1224
                Corporation, to the Company's Associates.
Exhibit 4  --   Press release issued by The 1224 Corporation, dated May 19,
                1998.
Exhibit 5  --   Supplemental press release issued by The 1224 Corporation, dated May 19, 1998.
Exhibit 6  --   Form of Letter from the 1224 Corporation to the Company's
                Stockholders, dated May 19, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE 1224 CORPORATION

                                          By:     /s/ DAVID W. RUTSTEIN

                                            ------------------------------------
                                            David W. Rutstein
                                            Vice President

Dated: May 19, 1998

                                    ANNEX A

     This Annex contains additional information with respect to contracts, agreements, arrangements and understandings between 1224 or its directors and executive officers and the Company or its directors and executive officers, including information relating to compensation by the Company of executive officers of the Company who are also directors or executive officers of 1224 and their ownership of Company securities.

                             EXECUTIVE COMPENSATION

     The following tables and narrative text discuss the compensation paid by the Company in its fiscal year ended February 28, 1998 ("Fiscal Year 1998") and the two prior fiscal years to its executive officers who are also directors or executive officers of 1224.

                           SUMMARY COMPENSATION TABLE

                            ANNUAL COMPENSATION (1)

                                                 FISCAL                             OTHER ANNUAL
          NAME AND PRINCIPAL POSITION             YEAR      SALARY      BONUS      COMPENSATION(1)
          ---------------------------            ------    --------    --------    ---------------
Pete L. Manos..................................   1998     $579,519    $150,000        $5,772
  President & CEO                                 1997     $520,673    $260,000        $6,002
                                                  1996     $327,028    $260,000        $6,134
Alvin Dobbin...................................   1998     $336,985    $ 93,600        $5,772
  Exec. V.P. & COO                                1997     $290,141    $160,000        $6,002
                                                  1996     $254,431    $150,378        $6,134
David W. Rutstein..............................   1998     $291,571    $ 96,825        $5,772
  Sr. V.P. -- Gen. Counsel, CAO & Secretary       1997     $264,654    $160,000        $6,002
                                                  1996     $252,720    $149,363        $6,134
Roger D. Olson.................................   1998     $194,480    $ 61,704        $5,772
  Sr. V.P. -- Labor Relations and Personnel       1997     $181,436    $103,383        $6,002
                                                  1996     $165,948    $ 95,383        $6,134

---------------
(1) Aggregate value of perquisites does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus. Includes cash payments for income taxes to each named officer on the value of the restricted shares and the tax payment itself pursuant to the Company's Non-Qualified Executive Stock Bonus Plan II.

                             LONG TERM COMPENSATION

                                                  RESTRICTED                                ALL OTHER
                                                    STOCK       OPTIONS/SAR      LTIP      COMPENSATION
   NAME AND PRINCIPAL POSITION     FISCAL YEAR    AWARDS(2)     AWARDS(#)(3)    PAYOUTS       (4)(5)
   ---------------------------     -----------    ----------    ------------    -------    ------------
Pete L. Manos....................     1998          $9,027         32,500          0         $31,065
  President & CEO                     1997          $9,388              0          0         $36,320
                                      1996          $9,596        102,500          0         $24,318

Alvin Dobbin.....................     1998          $9,027         17,500          0         $18,397
  Exec. V.P.                          1997          $9,388         14,500          0         $25,415
  & COO                               1996          $9,596          9,500          0         $23,085

David W. Rutstein................     1998          $9,027         17,500          0         $16,725
  Sr. V.P. -- Gen. Counsel,           1997          $9,388          9,500          0         $20,273
  CAO & Secretary                     1996          $9,596          9,500          0         $18,855
Roger D. Olson...................     1998          $9,027          9,500          0         $13,516
  Sr. V.P. -- Labor                   1997          $9,388          9,500          0         $15,241
  Relations and Personnel             1996          $9,596          9,500          0         $14,194

---------------
(2) Dividends are paid on the stock held under this plan.

    Under this plan, the Company makes an annual contribution not exceeding the greater of (i) $1,000,000 or (ii) six-tenths of one percent (0.60%) of the pre-tax earnings of the Company. The Company's cash contributions are used to purchase Class A Shares.

    Distributions of those shares will be made to those participants who meet any of the following conditions: (i) ten years' participation in the Plan;
    (2) retirement after attainment of age 62; (3) abolition of the participant's job; (4) total and complete disability or (5) death.

(3) All options granted to participants pursuant to those stock option plans are issued at 100% of fair market value on the date issued and may be exercised, on a graduated basis, after the later of one year from the date of grant or two years' continued employment. All options terminate 10 years form their date of issuance.

    The Company receives no cash consideration for granting options. In order to acquire shares, the optionee must pay the full purchase price of the shares being exercised, plus appropriate withholding taxes. Optionees are not permitted to receive cash for any excess of market value over option price. The Stock Purchase Agreement provides that 1224 will use its reasonable best efforts to cause the Company to arrange for the vesting of all options to be accelerated to the Closing Date, at which time the options will be canceled and optionees will receive from the Company cash in an amount equal to the difference between the Offer Price and the exercise prices of the options.

(4) Includes Company matching contributions under the Company's Qualified Tax-Deferred Savings Plan ("Qualified Plan") and the Company's Non-Qualified Excess Benefits Savings Plan ("Non-Qualified Plan").

    Participants in the Qualified Plan and Non-Qualified Plan are permitted to contribute portions of their compensation, subject to legal limitations for the Qualified Plan and without legal limitations for the Non-Qualified Plan, for which the Company contributes an amount in cash equal to the participant's initial 3% pre-tax contribution. In addition, the Company provides supplemental contributions (in the form of Class A Shares for the Qualified Plan) and the Non-Qualified Plan to match participants' contributions (partially or totally) in excess of 3% of salary up to 6% of salary. Such Company contributions are limited to .4% of its pre-tax earnings.

    In Fiscal Year 1998 the Company made matching contributions under the Qualified Plan as follows: Mr. Manos $6,000, Mr. Dobbin $6,000, Mr. Rutstein $6,000, and Mr. Olson $6,000 . In Fiscal Year 1998 the Company made matching contributions under the Non-Qualified Plan as follows: Mr. Manos $25,065.65, Mr. Dobbin $12,396.93, Mr. Rutstein $10,724.81, and Mr. Olson $5,169.75.

(5) Includes premium payments under the Company's Split Dollar Insurance Program in which participants are provided with permanent life insurance owned by the Company. The Company pay for premiums and will recover amounts equal to its investment in the insurance policies at the deaths of the participants.

     During Fiscal Year 1998 the Company made insurance premium payments as follows: Mr. Olson $2,346.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                               INDIVIDUAL GRANTS

                                       NUMBER OF       % OF TOTAL
                                       SECURITIES       OPTIONS
                                       UNDERLYING      GRANTED TO
                                      OPTIONS/SARS    EMPLOYEES IN    EXERCISE OF BASE
                NAME                   GRANTED(2)       FY 1998         PRICE (S/SH)      EXPIRATION DATE
                ----                  ------------    ------------    ----------------    ---------------
Pete L. Manos.......................      2,500                            $32.88            03/03/07
                                         30,000                            $33.56            06/09/07
                                         ------
                                         32,500           4.31%
                                         ======
Alvin Dobbin........................      2,500                            $32.88            03/03/07
                                         15,000                            $33.56            06/09/07
                                         ------
                                         17,500           2.32%
                                         ======
David W. Rutstein...................      2,500                            $32.88            03/03/07
                                         15,000                            $33.56            06/09/07
                                         ------
                                         17,500           2.32%
                                         ======
Roger D. Olson......................      2,500                            $32.88            03/03/07
                                          7,000                            $33.56            06/09/07
                                         ------
                                          9,500           1.26%
                                         ======

---------------
(1) No SARs were awarded in the 1998 Fiscal Year.

(2) Options granted under the 1989 Non-Qualified Stock Option Plan have a term of up to ten years as determined by the Stock Option Plan Committee ("Committee"). Options become exercisable after the later of one year from date of grant or the completion of two years of continued employment. After such date, optioned shares are exercisable only to the extent of one-fifth of the total number of optioned shares per year. After the fourth year, option grants are exercisable in full. The Committee may prescribe longer time periods and additional requirement with respect to the exercise of an option and may terminate unexercised options based on the performance of the employee. The Company is required to withhold income taxes from income realized by an employee on the exercise of an option. The Company will (i) reduce the amount of stock issued to reflect the necessary withholding, (ii) withhold the appropriate tax from other compensation due to the optionee, or
    (iii) condition transfer of any stock to the employee on the payment to the Company of the required taxes. The Stock Purchase Agreement provides that 1224 will use its reasonable best efforts to cause the Company to arrange for the vesting of all options to be accelerated to the Closing Date, at which time the options will be canceled and optionees will receive from the Company cash in an amount equal to the difference between the Offer Price and the exercise prices of the options.

                     POTENTIAL REALIZABLE VALUE OF ASSUMED
                      RATE OF STOCK PRICE APPRECIATION FOR
                             OPTION TERM (10 YEARS)

                       NAME                          0% GAIN(3)    5% GAIN(4)(5)    10% GAIN(4)(5)
                       ----                          ----------    -------------    --------------
Pete L. Manos......................................      $0          $ 51,695         $  131,006
                                                          0           633,171          1,604,580
                                                         --          --------         ----------
                                                          0          $684,866         $1,735,586
                                                         ==          ========         ==========
Alvin Dobbin.......................................      $0          $ 51,695         $  131,006
                                                          0           316,586            802,290
                                                         --          --------         ----------
                                                          0          $368,281         $  933,296
                                                         ==          ========         ==========
David W. Rutstein..................................      $0          $ 51,695         $  131,006
                                                          0           316,586            802,290
                                                         --          --------         ----------
                                                          0          $368,281         $  933,296
                                                         ==          ========         ==========
Roger D. Olson.....................................      $0          $ 51,695         $  131,006
                                                          0           147,740            374,402
                                                         --          --------         ----------
                                                          0          $199,435         $  505,408
                                                         ==          ========         ==========

---------------
(3) As shown in this column, no gain to the named officers or all optionees is possible without appreciation in the price of the Company's stock, which will benefit all shareholders.

(4) The price of Class A Shares at the end of the ten-year term of the option grant at a 5% annual appreciation would be $53.56 and $54.67, and at a 10% annual appreciation would be $85.28 and $87.05. These appreciation rates are the result of calculations required by the Securities and Exchange Commission's rules, and therefore are not intended to forecast future appreciation, if any, in the stock price of the Company.

(5) The gain is calculated form the exercise price of the options listed above, $32.88 and $33.56 based on the grant date of the options. Option grants are at 100% of market value on the date of grant.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                    AND FISCAL YEAR END OPTION SAR/VALUES(1)

                                             SHARES ACQUIRED ON
                   NAME                         EXERCISE(#)        SARS EXERC'D(#)    VALUE REALIZED($)
                   ----                      ------------------    ---------------    -----------------
Pete L. Manos..............................          0                    0                   0
Alvin Dobbin...............................          0                    0                   0
David W. Rutstein..........................          0                    0                   0
Roger D. Olson.............................          0                    0                   0

                                                                            VALUE OF        VALUE OF
                                            NUMBER OF       NUMBER OF     UNEXERC'D IN-   UNEXERC'D IN-
                                            UNEXERC'D       UNEXERC'D       THE-MONEY       THE-MONEY
                                          OPTIONS/SARS    OPTIONS/SARS    OPTIONS/SARS    OPTIONS/SARS
                                            AT FY-END       AT FY-END     AT FY-END($)    AT FY-END($)
                  NAME                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                  ----                    -------------   -------------   -------------   -------------
Pete L. Manos...........................     82,500          107,500        $670,276        $529,699
Alvin Dobbin............................     30,000           40,500        $315,157        $176,578
David W. Rutstein.......................     29,000           36,500        $312,785        $195,709
Roger D. Olson..........................     31,500           28,500        $350,291        $173,689

---------------
(1) Value is before taxes. The dollar values are computed by determining the difference between the fair market value of the underlying common stock and the exercise price at fiscal year end.

                                 PENSION TABLE

PENSION PLAN:

     The Company maintains a tax-qualified defined benefit pension plan for approximately 2,500 salaried employees. The following table provides an example of benefits at the normal retirement age of 65 payable as a life annuity:

                                                            ESTIMATED ANNUAL BENEFITS
                                                      -------------------------------------
                                                        PENSION FROM RETIREMENT PLAN FOR
                                                      FOLLOWING NUMBER OF YEARS OF CREDITED
                    HIGHEST FIVE                                    SERVICE*
                    YEAR AVERAGE                      -------------------------------------
                      EARNINGS                           10            20            30
                    ------------                      ---------    ----------    ----------
$ 40,000............................................   $ 3,844      $  8,087      $ 12,731
  70,000............................................     7,894        16,487        25,781
 100,000............................................    11,944        24,887        38,831
 150,000............................................    18,694        38,887        60,581
 200,000............................................    25,444        52,887        82,331
 250,000............................................    32,194        66,887       104,081
 300,000............................................    38,944        80,887       125,801
 350,000............................................    45,694        94,887       147,581
 400,000............................................    52,444       108,887       169,331
 500,000............................................    65,944       136,887       212,831
 600,000............................................    79,444       164,887       256,331
 700,000............................................    92,944       192,887       299,831
 800,000............................................   106,444       220,887       343,331

---------------
* The amounts shown include benefits payable from the Supplemental Retirement Arrangements.

     A participant's annual pension payable to him/her as of his/her normal retirement date will be equal to:

          (i) .85% of "final average earnings" plus .50% of that portion of final average earnings in excess of "covered compensation" times number of years of credited service not to exceed 15, plus

          (ii) 1.05% of final average earnings plus .50% of that portion of final average earnings in excess of "covered compensation" times number of years of credited service over 15, not to exceed 15, plus

          (iii) .50% of final average earnings times years of credited service over 30.

     For purposes of determining plan benefits, earnings are the gross cash compensation provided to a participant, including overtime and bonuses.

EARLY RETIREMENT BENEFITS ARE PAYABLE UNDER THE PENSION PLAN.

     Generally, the payment of benefits will be in the form of a straight-life annuity for participants who are not married and a joint and survivor annuity for those who are married.

     The number of years of credited service of the executive officers listed in the remuneration table under the Retirement Plan, determined as of February 28, 1998 are: Mr. Manos, 27 years; Mr. Dobbin, 27 years; Mr. Rutstein, 20 years; Mr. Olson 27 years.

SUPPLEMENTAL RETIREMENT ARRANGEMENTS:

     An unfunded non-qualified pension plan, the Excess Benefit Savings Plan, provides a make-up benefit for those executives who are impacted by the compensation limitations of Section 401(a)(17) of the Internal Revenue Code and by the maximum benefit limitations of Section 415 of the Internal Revenue Code. A provision of this plan also provides that certain officers are entitled to a make-up benefit equal to 60% of their earnings averaged over the five years prior to retirement, less amounts payable from the Retirement Plan (including non-qualified pension plan benefits described above), the Profit Sharing and Thrift Plans, and from social security.

     Mr. Dobbin is the only person who qualified for the 60% provision. However, it was not applicable because his benefits payable from the pension plan, the Profit Sharing and Thrift Plan, and social security exceeded 60% of his average earnings over the five years prior to his retirement.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     Officers of the corporation have contracts that provide benefits in the event of job loss after change in control, or severance. Subject to the satisfaction of several requirements; (1) an officer who loses his/her job within two years of a change in control will receive for a period of 24 months; or (2) an officer who is terminated will receive severance for a period of one month per year of service to the Company, (but not more than 24 months nor less than 3 months and only until retirement age or said retirement benefits are paid):

          A. Base salary continued at the rate in effect on the date prior to termination;

          B. Bonus continuation based on the average bonus percentage paid during the three prior years under the Company's executive bonus plan; and

          C. Medical and life insurance coverage comparable to that provided to other officers who remain in the employ of the Company.

     If any of the events had occurred on February 28, 1998, the following individuals would have been entitled to receive the following amounts:

                                                           CHANGE IN CONTROL    SEVERANCE
                                                           -----------------    ---------
Pete L. Manos............................................      1,651,650        1,651,650
Alvin Dobbin*............................................              0                0
David W. Rutstein........................................        875,800          729,833
Roger D. Olson...........................................        568,512          568,512

---------------
* Mr. Dobbin is not entitled to any payments under the Change in Control and Severance Agreement because the plan prohibits payments to anyone over the age
  65. The Company provided an informal arrangement for Mr. Dobbin, pursuant to which Mr. Dobbin will continue to be paid his base pay and car allowance in effect on February 28, 1998, through December 31, 1998. These payments will total $290,000.

                               SECURITY OWNERSHIP

     The following table sets forth the number of each class of equity securities of the Company beneficially owned by each director and executive officer of the Company who is also a director or executive officer of 1224 and all such persons as a group as of May 1, 1998 (or as of such other date stated).

                                                            NUMBER      NATURE OF
                                             TITLE OF       SHARES      BENEFICIAL    PERCENT
             NAME AND TITLE               CLASS OF STOCK     OWNED      OWNERSHIP     OF CLASS
             --------------               --------------    -------     ----------    --------
Pete L. Manos...........................  Common Stock A    157,208(1)  Direct and     .2605%
  President, Chief Executive Officer,
     Director                             (Non-Voting)                  Indirect
Alvin Dobbin............................  Common Stock A    147,932(2)  Direct         .2451%
  Exec. Vice Pres., Chief Operating
     Officer,                             (Non-Voting)
     Director

                                                            NUMBER      NATURE OF
                                             TITLE OF       SHARES      BENEFICIAL    PERCENT
             NAME AND TITLE               CLASS OF STOCK     OWNED      OWNERSHIP     OF CLASS
             --------------               --------------    -------     ----------    --------
David W. Rutstein.......................  Common Stock A    129,382(3)  Direct and     .2144%
  Sr. Vice President -- General Counsel,  (Non-Voting)                  Indirect
     Chief Administrative Officer,
       Secretary
Roger D. Olson..........................  Common Stock A     67,644(4)  Direct and     .1120%
  Sr. Vice President -- Labor Relations
     and                                  (Non-Voting)                  Indirect
     Personnel

---------------
(1) Includes 118,500 shares acquirable under stock option plans within sixty days. Mr. Manos disclaims beneficial ownership of the Class AC shares held by 1224 except for 100 shares.

(2) Includes 43,500 shares acquirable under stock option plans within sixty days. Mr. Dobbin disclaims beneficial ownership of the Class AC shares held by 1224 except for 100 shares.

(3) Includes 41,500 shares acquirable under stock option plans within sixty days. Mr. Rutstein disclaims beneficial ownership of the Class AC shares held by 1224 except for 100 shares.

(4) Includes 24,900 shares acquirable under stock option plans within sixty days.

     As of May 18, 1998, Lillian Cohen Solomon, who is an officer and director of 1224 and the President of the Naomi and Nehemiah Cohen Foundation, Inc, (the "Cohen Foundation"), beneficially owned 1,929,700 of the Class A Shares. As of that date, the Cohen Foundation owned 1,080,161 of the Class A Shares.

                                    ANNEX B

PaineWebber Incorporated
1285 Avenue of the Americas
New York, NY 10019
212-713-2000

                                                                    May 18, 1998

Confidential

Board of Directors
The 1224 Corporation
6300 Sheriff Road
Landover, MD 20785

Madame and Gentlemen:

     The 1224 Corporation ("1224") and Koninklijke Ahold NV ("Ahold") propose to enter into a Stock Purchase Agreement (the "Agreement") pursuant to which Ahold will purchase One Hundred Twenty Five Thousand (125,000) shares of Giant Food Inc. (the "Company") Class AC Common Stock, par value $1.00 per share (the "Class AC Shares"). Pursuant to the Agreement, Ahold will purchase from 1224 the Class AC Shares at a price of $43.00 per share (the "Purchase Price Per Share") net to 1224 in cash (the "Transaction"). Subject to the terms and conditions of the Agreement, the Purchase Price Per Share could be amended to $43.50 per share net to 1224 in cash.

     As required by the Certificate of Incorporation of 1224, it is proposed that a subsidiary of Ahold ("Sub") will make a tender offer (the "Tender Offer") to purchase any and all of the issued and outstanding Company Class A Common Stock, par value $1.00 per share (the "Class A Shares"), subject to the terms and conditions of the Agreement, at a price per share equal to the per share price to be paid to 1224 for the Class AC Shares.

     You have asked us whether or not, in our opinion, the Purchase Price Per Share is fair, from a financial point of view, to the holder of the Class AC Shares.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the four fiscal years ended February 22, 1997 and the Company's audited financial information for the fiscal year ended February 28, 1998 as contained in the Company's draft 10-K;

     (2) Reviewed Ahold's Annual Reports, Forms 20-F and related financial information for the four fiscal years ended December 31, 1996 and Ahold's audited financial information for the fiscal year ended December 31, 1997 as contained in Ahold's March 10, 1998 interim report;

     (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (4) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (5) Reviewed the historical market prices and trading activity for the Class A Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

     (6) Compared the financial position and results of operations of the Company with those of certain publicly traded companies which we deemed to be relevant;

     (7) Compared the proposed financial terms of the Transaction with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (8) Reviewed a draft of the Agreement dated May 15, 1998; and

     (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to us by or on behalf of 1224 and the Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed, with your consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of the Company as to the future performance of the Company. We have also relied upon the assurances of the management of the Company that it is unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. We have also assumed, with your consent, that all material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company.

     Our opinion is directed to the Board of Directors of 1224 and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender his shares in the Tender Offer. This opinion does not address the relative merits of the Transaction in comparison to any other transactions or business strategies that may have been discussed by the Board of Directors of 1224 as alternatives to the Transaction or the decision of the Board of Directors of 1224 to proceed with the Transaction. In addition, this opinion does not address the relative merits of the Tender Offer. No opinion is expressed herein as to the price at which the Class A Shares may trade at any time subsequent to the Transaction. Our opinion is based on general economic, market and monetary conditions existing on the date hereof.

     In the ordinary course of our business, we may trade in the securities of the Company and Ahold for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     PaineWebber Incorporated is currently acting as financial advisor to 1224 in connection with the Transaction and will receive a fee in connection with the rendering of this opinion and another fee upon the consummation of the Tender Offer.

     In rendering this opinion, we have not been engaged to act as an agent or fiduciary of, and the Board of Directors of 1224 has expressly waived any duties or liabilities we may have otherwise be deemed to have had to, 1224's equity holders or any other third party.

     This opinion has been prepared at the request and for the information of the Board of Directors of 1224 in connection with the Transaction and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Purchase Price Per Share is fair, from a financial point of view, to the holder of the Class AC Shares.

                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED

                                       B-2